UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 13, 2014

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

 Barclays PLC Scrip Dividend Reference Share Price - dated 13 November 2014

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: November 13, 2014

By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: November 13, 2014

By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

13 November 2014

Barclays PLC - Scrip Reference Share Price

Barclays PLC (the 'Company') offers shareholders the opportunity to receive ordinary shares of 25 pence each in the Company ('Ordinary Shares'), credited as fully paid, in place of cash dividends by participating in its Scrip Dividend Programme (the 'Programme').

On 30 October 2014, the Company announced an interim dividend of one pence per Ordinary Share for the year ending 31 December 2014 payable on 12 December 2014 (the 'Interim Dividend'). The Scrip reference share price for those who are, or who will elect to become, participants in the Programme in respect of the Interim Dividend is 233.87 pence. The deadline for applications under the Programme in respect of the Interim Dividend is 4.30pm (London time) on 21 November 2014.

The Scrip reference share price is the average of the closing middle market quotations for Ordinary Shares, derived from the London Stock Exchange Daily Official List, for the five consecutive business days from 6 November 2014 to 12 November 2014 (inclusive).

For further information, please contact:

The Registrar to Barclays
0871 384 2055* (from the UK)
+44 (0) 121 415 7004 (from overseas)

*Calls cost 8p per minute plus network extras. Lines open 8.30am to 5.30pm UK time Monday to Friday, excluding public holidays.

Barclays Investor Relations Charlie Rozes +44 (0)20 7116 5752
Barclays Media Relations Giles Croot +44 (0)20 7116 4755